CUSIP NO. 92656G 10 8                                         Page 1 of 12 Pages




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                      UNDER SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 17)*

                           VIDEO JUKEBOX NETWORK, INC.
                 ----------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   92656G 10 8
                                 (CUSIP Number)

                               John G. Igoe, Esq.
                                Edwards & Angell
                               250 Royal Palm Way
                            Palm Beach, Florida 33480
                                 (407) 833-7700
                 ----------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JUNE 3, 1996
                 ----------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92656G 10 8                                       Page 2 of 12 Pages


1.    Name of reporting person
      S.S. or I.R.S. Identification No. of above person

      CEA Investors Partnership II, Ltd.
      Employer I.D. No.: 59-2881170

2.    Check the appropriate box if a member of a group*

                                                               (a) [X]
                                                               (b) [ ]

3.    SEC Use Only

4.    Source of Funds*
      00

5.    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                    [ ]

6.    Citizenship or Place of Organization

      Florida

      Number of Shares                    7.     Sole Voting Power
      Beneficially Owned By                      -0-
      Each Reporting Person
      With                                8.     Shared Voting Power
                                                 12,242,655

                                          9.     Sole Dispositive Power
                                                 -0-

                                          10.    Shared Dispositive Power
                                                 9,013,845

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      14,210,419

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares*                                           [X]

13.   Percent of Class Represented by Amount in Row (11)

      59.3%

14.   Type of Reporting Person*

      PN (Limited)

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 92656G 10 8                                       Page 3 of 12 Pages


1.    Name of reporting person
      S.S. or I.R.S. Identification No. of above person

      CEA Investors, Inc.
      Employer I.D. No.: 59-2827410

2.    Check the appropriate box if a member of a group*
                                                              (a) [X]
                                                              (b) [ ]

3.    SEC Use Only

4.    Source of Funds*

      00

5.    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                    [ ]

6.    Citizenship or Place of Organization

      Florida

      Number of Shares                    7.     Sole Voting Power
      Beneficially Owned By                      -0-
      Each Reporting Person
      With                                8.     Shared Voting Power
                                                 12,255,280

                                          9.     Sole Dispositive Power
                                                 -0-

                                          10.    Shared Dispositive Power
                                                 9,026,470

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      14,210,419

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares*                                          [X]

13.   Percent of Class Represented by Amount in Row (11)

      59.3%

14.   Type of Reporting Person*

      CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 92656G 10 8                                       Page 4 of 12 Pages

1.    Name of reporting person
      S.S. or I.R.S. Identification No. of above person

      J. Patrick Michaels, Jr.
      Social Security No.:  ###-##-####

2.    Check the appropriate box if a member of a group*
                                                             (a) [X]
                                                             (b) [ ]

3.    SEC Use Only

4.    Source of Funds*

      00

5.    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                    [ ]

6.    Citizenship or Place of Organization

      United States

      Number of Shares                    7.     Sole Voting Power
      Beneficially Owned By                      71,584
      Each Reporting Person
      With                                8.     Shared Voting Power
                                                 12,255,280

                                          9.     Sole Dispositive Power
                                                 71,584

                                          10.    Shared Dispositive Power
                                                 9,026,470

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      14,210,419

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares*                                       [X]

13.   Percent of Class Represented by Amount in Row (11)

      59.3%

14.   Type of Reporting Person*

      IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 92656G 10 8                                       Page 5 of 12 Pages


1.    Name of reporting person
      S.S. or I.R.S. Identification No. of above person

      StarNet/CEA II Partners
      Employer I.D. No.: 59-3197398

2.    Check the appropriate box if a member of a group*
                                                                   (a) [X]
                                                                   (b) [ ]

3.    SEC Use Only

4.    Source of Funds*

      WC

5.    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                    [ ]

6.    Citizenship or Place of Organization

      Delaware

      Number of Shares                    7.     Sole Voting Power
      Beneficially Owned By                      -0-
      Each Reporting Person
      With                                8.     Shared Voting Power
                                                 12,242,655

                                          9.     Sole Dispositive Power
                                                 -0-

                                          10.    Shared Dispositive Power
                                                 9,013,845

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      14,210,419

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares*                                        [X]

13.   Percent of Class Represented by Amount in Row (11)

      59.3%

14.   Type of Reporting Person*

      PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 92656G 10 8                                       Page 6 of 12 Pages

         This Amendment No. 17 ("Amendment") to the Statement on Schedule 13D dated July 7, 1993 (the "July 1993 Statement"), as amended by Amendment No. 1 thereto dated August 9, 1993 ("Amendment No. 1") and as amended by Amendment No. 2 thereto dated September 10, 1993 ("Amendment No. 2") and as amended by Amendment No. 3 thereto dated September 13, 1993 ("Amendment No. 3") and as amended by Amendment No. 4 thereto dated December 20, 1993 ("Amendment No. 4") and as amended by Amendment No. 5 thereto dated January 11, 1994 ("Amendment No. 5") and as amended by Amendment No. 6 thereto dated February 10, 1994 ("Amendment No. 6") and as amended by Amended by Amendment No. 7 thereto dated February 23, 1994 ("Amendment No. 7") and as amended by Amendment No. 8 thereto dated March 9, 1994 ("Amendment No. 8") and as amended by Amendment No. 9 thereto dated May 10, 1994 ("Amendment No. 9") and as amended by Amendment No. 10 thereto dated July 8, 1994 ("Amendment No. 10") and as amended by Amendment No. 11 thereto dated July 28, 1994 ("Amendment No. 11") and as amended by Amendment No. 12 thereto dated August 10, 1994 ("Amendment No. 12") and as amended by Amendment No. 13 thereto dated December 16, 1994 ("Amendment No. 13") and as amended by Amendment No. 14 thereto dated September 14, 1995 ("Amendment No. 14") and as amended by Amendment No. 15 thereto dated January 30, 1996 ("Amendment No. 15") and as amended by Amendment No. 16 thereto dated May 22, 1996 ("Amendment No. 16") (the July Statement as amended by Amendment Nos. 1 through 16 is referred to as the "Original Statement"), is jointly filed by the persons listed on the execution pages hereof (the "Reporting Persons") pursuant to the Joint Filing Agreement filed as Exhibit 1 to Amendment No. 12.

         This Amendment is filed by the Reporting Persons subsequent to filing by CEA Investors Partnership II, Ltd., CEA Investors, Inc., and J. Patrick Michaels, Jr. ("Michaels") (the "CEA Group") of Amendment No. 1 dated July 7, 1993, to the Schedule 13D dated June 18, 1993 filed by the CEA Group. The CEA Group's Schedule 13D dated June 18, 1993 and its exhibits, as amended by Amendment No. 1 dated July 7, 1993 and its exhibits as well as the Original Statement and its exhibits are incorporated herein by reference. Capitalized terms not defined herein shall have the meanings defined in the Original Statement.

         This Amendment is filed to disclose the exercise by Island Trading Company, Inc. ("Island Trading") of its tag-along rights pursuant to the "Island Trading Tag-Along Agreement" (as defined herein) to participate as a seller in connection with the proposed arrangements (the "Proposed Transaction" as described in Amendment No. 16) between StarNet/CEA II Partners (the "Joint Venture") and StarNet, Inc. ("StarNet, Inc.") and Liberty Media Corporation, a Delaware corporation ("Liberty Media") for the sale by the Joint Venture, StarNet, Inc. and others to a wholly owned subsidiary of Liberty Media ("Liberty Purchaser") of outstanding shares of Video Jukebox Network, Inc. (the "Company") held by such sellers, the grant of options to Liberty Purchaser for the purchase of additional outstanding shares of the Company owned by such sellers and others, the grant of irrevocable proxies for the voting of such shares covered by the options, and the agreement of certain of the sellers to use their good faith and best reasonable efforts to cause the Company to grant to Liberty Purchaser options to purchase newly issued shares of the Company.

         Except as specifically modified, amended or supplemented by this Amendment all of the information in the Original Statement is hereby confirmed.

CUSIP NO. 92656G 10 8                                       Page 7 of 12 Pages


Item 2 of the Original Statement is amended and supplemented as follows:

ITEM 2.  IDENTITY AND BACKGROUND.

         Included in the group with the Reporting Persons for purposes of the Proposed Transaction are (a) Video Holdings Corporation ("VHC"), the Blanks and Puck (the "VHC Group"), (b) the Wolfsons and (c) Island Trading.

         On June 3, 1996 Island Trading exercised its rights to participate in the Proposed Transaction to the maximum extent permissible under the Tag-Along Agreement dated as of April 21, 1994 (the "Island Tag-Along Agreement") between Island Trading, the Joint Venture, CEA Investors Partnership II, Ltd. (the "Partnership") and StarNet, Inc. Accordingly, Island Trading will be included in the group with the Reporting Persons for purposes of the Proposed Transaction. Island Trading may disclaim participation in any group. Island Trading has previously filed a Schedule 13D with respect to its ownership of the Company's common stock and has informed the Reporting Persons that it intends to file amendments thereto with respect to the Proposed Transaction.

Item 5 of the Original Statement is amended and supplemented as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The Reporting Persons believe that the aggregate number of shares of common stock of the Company outstanding as of June 3, 1996 is approximately 23,944,281. The percentage of beneficial ownership of each of the Reporting Persons included in response to Item 13 on the cover page filed herewith is computed based on such aggregate number of shares outstanding on June 3, 1996.

         In the event the Proposed Transaction is closed with the participation of the Joint Venture, StarNet, Inc., the VHC Group, the Wolfsons and Island Trading as sellers, the allocation of the 5,581,807 shares to be purchased by Liberty Purchaser and the 5,719,162 Proxy Shares to be subject to Proxies and Liberty Options to be granted to Liberty Purchaser will vary from the numbers disclosed in Amendment No. 16. The final allocations will be disclosed by an amendment to this Schedule 13D upon the execution of definitive agreements between the sellers and Liberty Purchaser.

Item 6 of the Original Statement is amended and supplemented as follows:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         By letter agreement dated June 7, 1996, Liberty Media, the Joint Venture and StarNet, Inc. agreed to extend the deadline for completion of due diligence by Liberty Media and for execution of definitive agreements until June 21, 1996. A copy of such letter agreement is filed with this Amendment No. 17 as
Exhibit 99.17.1.

CUSIP NO. 92656G 10 8                                       Page 8 of 12 Pages

         Upon the execution of definitive stock purchase and other agreements relating to the Proposed Transaction, this Item 6 of Schedule 13D will be amended by the Reporting Persons to reflect the terms set forth in such definitive agreements, including the number of the 5,581,807 aggregate shares to be purchased by Liberty Purchaser from, and the number of 5,719,162 shares subject to Proxies and Liberty Options to be granted by each of the sellers to, Liberty Purchaser.

         The Reporting Persons believe that the VHC Group, the Wolfsons and Island Trading will participate in the Proposed Transaction as set forth in the Letter Agreement and the Term Sheet on the conditions set forth therein, to the fullest extent permissible under the terms of the VHC Tag-Along Agreement, the Wolfson Tag-Along Agreement and the Island Trading Tag-Along Agreement.

Item 7 of the Original Statement is amended and supplemented as follows:

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 99.17.1 Letter Agreement dated June 7, 1996 between Liberty Media Corporation and StarNet/CEA II Partners and StarNet, Inc.

         Except as specifically modified, amended or supplemented by this Amendment No. 17, all of the information in the Original Statement is hereby confirmed.

CUSIP NO. 92656G 10 8                                       Page 9 of 12 Pages


                                  SCHEDULE 13D

                                   SIGNATURES

      The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete, and correct.

CEA INVESTORS PARTNERSHIP II, LTD., a            CEA INVESTORS, INC., a Florida
Florida limited partnership                      corporation

By:   CEA Investors, Inc., General Partner       By:  /S/ THOMAS W. CARDY
                                                    ----------------------------
                                                 As:  Vice President

By:   /S/ THOMAS W. CARDY                        Dated:  June 12, 1996
      ------------------------
As:   Vice President

Dated:  June 12, 1996

                                                  STARNET/CEA II PARTNERS
                                                  By:  CEA Investors Partnership
                                                       II, Ltd., a Florida
                                                       Limited Partnership, its
                                                       General Partner

   /S/ J. PATRICK MICHAELS, JR.
- -------------------------------
J. Patrick Michaels, Jr.                          By:  CEA Investors, Inc.,
                                                       General Partner

Dated:  June 12, 1996

                                                  By:   /S/ THOMAS W. CARDY
                                                      --------------------------
                                                  As:  Vice President
                                                  Dated: June 12, 1996

                          See Exhibit Index (attached)

CUSIP NO. 92656G 10 8                                       Page 10 of 12 Pages

                                  EXHIBIT INDEX

EXHIBIT NO.                                          DESCRIPTION OF DOCUMENT

99.17.1                                              Letter Agreement dated June
                                                     7, 1996 between Liberty
                                                     Media Corporation and
                                                     StarNet/CEA II Partners and
                                                     StarNet, Inc.